______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For May 14, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...x..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...x....

Exhibits

1. Press release dated May 14, 2002: Song Networks Holding AB Announces First Quarter 2002 Results

Song Networks Holding AB Announces First Quarter 2002 Results

Song Networks' revenues in the first quarter 2002 were up 41% compared to the same period in 2001. Revenues for the first quarter of 2002 were SEK 590 million (USD 57 million), down 5% from the previous quarter. Total revenues on a continuing basis increased by 4% during the first quarter of 2002 as compared to the fourth quarter of 2001. Gross margin improved by 400 basis points, from 36.1% in the fourth quarter of 2001 to 40.1% or by 450 basis points from the same period the previous year. Adjusted sales, general and administration costs (SG&A) improved to 48% or SEK 284 million (USD 27 million) during the first quarter from 56% or SEK 350 million (USD 34 million) the previous quarter or 62%, SEK 259 million (USD 25 million) during the same period in 2001. Adjusted EBITDA was -8% compared to -20% in the fourth quarter of 2001 and -26% in the first quarter 2001. The Company added 1,123 directly connected sites during the quarter totalling 11,621 in all. At the end of the quarter, the number of corporate customers was 21,186, of which 6,338 were directly connected. Direct revenues increased by 10% and were 53% of total revenues in the first quarter of 2002 compared to 46% in the fourth quarter of 2001 or 39% the first quarter 2001. Revenues from data and internet services increased to 38% from 35% of total revenues previous quarter.

Song Networks has engaged financial advisors to execute the Company's plans to reduce the Company's outstanding debt. Song Networks is actively considering several debt-restructuring options, including bond buy-back models or debt-for-equity swaps. In all circumstances the Company is focusing on restructuring the Group as a going concern.

The Company has repurchased a total of approximately 15% of its outstanding bonds, representing a face value of SEK 832 million (USD 80.3 million) in the first quarter and so far in the second quarter of 2002, at an average price of 15% equivalent to SEK 128 million (USD 12.4 million).

Stockholm, Sweden - May 14, 2002 - Song Networks Holding AB ("Song Networks" or the "Company"), formerly Tele1 Europe Holding AB (Stockholmsbörsen: SONW, NASDAQ: SONW), the leading pan-Nordic competitive provider of broadband communications services, today reported first quarter financial and operating results. Commenting on the results, Tomas Franzén, Chief Executive Officer, said: "I am very pleased to announce that Song Networks remains on the right track towards adjusted EBITDA break-even in the third quarter of 2002. I am especially pleased with our performance regarding improved gross margins, SG&A and CAPEX (capital expenditures). Despite a tough market situation in general and concerns about the Company's financial situation in particular, we have been able to increase our revenues with 4% on a continuing revenue basis. During the coming quarters we will, beside activities related to the restructuring of our balance sheet, continue to focus on margin improvements and tight control of our SG&A and CAPEX."

Financial Highlights:

  First quarter revenues totalled SEK 590 million (USD 57 million). This represents a 5% decrease over last quarter but a 4% increase of revenues from continuing operations. Revenues from continuing operations were SEK 568 million (USD 55 million) in the fourth quarter 2001.

  Direct revenues totalled SEK 311 million (USD 30 million) in the quarter, up 10% from SEK 284 million (USD 27 million) in the fourth quarter 2001 and represented 53% of total revenues in the first quarter, compared to 46% in the previous quarter.

  Revenues from data and internet services totalled SEK 227 million (USD 22 million) or 38% of total revenues in the first quarter, compared to 35% in the previous quarter.

  Gross margin improved 400 basis points to 40.1% in the first quarter compared to 36.1% previous quarter.

  Adjusted sales, general and administration costs (SG&A) improved to 48% or SEK 284 million (USD 27 million) in the first quarter of 2002, from 56% or SEK 350 million (USD 34 million) in the previous quarter.

  Adjusted EBITDA margin improved to -8% or SEK - 47 million (USD -4.5 million) in the first quarter. Adjusted EBITDA margin in the fourth quarter was -20% or SEK -126 million (USD -12 million).

  Officially recorded EBITDA was positive SEK 72.4 million (USD 7 million) the first quarter of 2002 due to an unrealised foreign exchange gain of SEK 133 million (USD 12.8 million).

  As of March 31, 2002, the Company had approximately SEK 917 million (USD 88.5 million) in cash and cash equivalents (including investments in bonds, other securities and restricted cash), as compared to SEK 1,447 million (USD 139.6 million) as of December 31, 2001. In addition, Song Networks continues to have access to an untapped credit facility of SEK 300 million (USD 29 million).

  The Company has during the first quarter of 2002 repurchased 8.2% of its outstanding bonds for SEK 72 million (USD 7 million) plus accrued interest of SEK 15 million (USD 1.4 million), whereof SEK 56 million (USD 5.4 million) was paid during the first quarter of 2002 and SEK 16 million (USD 1.5 million) will be paid during the second quarter. The cash effect for the first quarter of 2002 was thus SEK -56 million (USD -5.4 million) plus accrued interest of SEK -11 million (USD -1.1 million).

  The Company expects to be adjusted EBITDA break-even on a consolidated basis for the third quarter 2002 and expects full year 2002 revenues in the range of SEK 2.5-2.6 billion (USD 240-250 million).

Operational Highlights:

  The Company added 136 fiber sites during the quarter resulting in a total of 1,344 fiber sites connected to its fiber network throughout Sweden, Norway, Finland and Denmark.

  Directly connected customers increased by 733 to 6,338 during the first quarter of 2002.

  Directly connected sites increased by 1,123 to 11,621 during the first quarter, whereof the total number of sites connected through DSL increased by 697 to 5,052.

  The Company increased the number of active IP/VPN sites to approximately 2,300 versus 1,600 in the previous quarter.

  Nilfisk-Advance A/S signed an agreement for an IP/VPN solution from the Danish subsidiary Song Networks A/S. The deal has an estimated value of SEK 8.4 million (USD 0.8 million) and a term of three years.

  Song Networks signed a contract with a major Swedish internet provider to supply a full range of telephony services. The order has an estimated initial value of SEK 7 million (USD 0.7 million) and a term of two years.

  DHL International AS signed a contract for telephony services with the Company's operations in Norway. The three-year contract for the provision of fixed and mobile telephony services has an estimated value of SEK 5.5 million (USD 0.5 million).

  Song Networks signed a contract to connect 178 locations by an IP/VPN data network for Jysk, a leading retail chain in the Nordic countries.

  The Finnish Defence Forces signed an agreement to lease fiber transmission capacity from Song Networks for 15 years. The estimated value of the agreement is SEK 11 million (USD 1.1 million), which will be taken to income over the lease period.

  In January, Song Networks acquired the Euroring, a fiber network ring of 2,501 km for SEK 12 million (USD 1.2 million).

  In March, the Company announced that Tomas Franzén had been appointed new CEO of Song Networks Holding AB taking up his new position on April 1, 2002.

Subsequent Events:

  The Company has during the second quarter 2002 repurchased an additional 7.2% of its outstanding bonds for SEK 56 million (USD 5.4 million). The Company has during the first and second quarter of 2002, as of May 14, repurchased a total of 15.4% of its outstanding bonds for a total of SEK 128 million (USD 12.3 million). A portion of the purchase made during the second quarter of 2002 was backed by a cash guarantee from one of the Company's major shareholders.

  In April 2002, Song Networks signed an agreement with Bilia Personbilar Region Väst AB to supply a full range of telephony services. The two-year agreement has an initial estimated value of SEK 5 million (USD 0.5 million).

  In May 2002, the consultancy company, Asplan Viak, chose Song Networks as supplier of a uniform communications network for its 15 branch offices in Norway. Song Networks will supply Asplan Viak with an IP/VPN solution. The agreement has a term of 2 years and an estimated value of SEK 3.9 million (USD 0.4 million).

  Customer care of Song Networks in Finland was chosen Help Desk of the Year 2002 by the Nordic Help Desk Institute.

  The Annual General Meeting of Song Networks Holding AB was held on April 17.

Financial and operational summary:

	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002
Net revenues, (MSEK)	417.3	502.7	626.9	621.0	590.2
Growth in net revenues, %, sequential quarters	15%	20%	25%	-1%	-5%
Gross Margin, %	35.6%	30.7%	34.1%	36.1%	40.1%
SG&A, adjusted, %	-62%	-62%	-56%	-56%	-48%
EBITDA, adjusted (MSEK)	-109.6	-159.3	-135.7	-126.0	-47.1
EBITDA, adjusted, %	-26%	-32%	-22%	-20%	-8%
Net loss per share, SEK	-1.83	-3.10	-3.42	-2.93	-2.03
Weighted average number of shares outstanding (000')	157 483	158 775	165 607	165 885	165 885
Revenue mix
- direct	39%	44%	42%	46%	53%
- wholesale	37%	34%	33%	29%	21%
- indirect and other	24%	22%	25%	25%	26%
Local Access Fiber IRU or Own Fiber/ Fiber Ready Duct (route km) - incl. Intra-city network, km - incl. Business concentration area fiber, km	1,761 948 813	2,056 1,150 906	2,456 1,361 1,095	2,546 1,426 1,120	2,546 1,426 1,120
No. of buildings connected by fiber	1,668	2,253	2,788	3,021	3,150
Backbone Network (route km)	7,307	7,975	10,014	12,706	12,706
DSL co-locations (POPs)	260	280	310	316	316
Corporate customers (number), including - On-Net, directly connected customers - On-Line, dedicated hosting customers	13,873 3,087 130	19,726 5,054 139	20,505 5,304 142	20,728 5,605 148	21,186 6,338 163
No. of directly connected sites, of which - fiber - DSL - leased lines - radio	5,179 673 2,157 2,248 101	8,747 815 3,275 4,548 109	9,315 964 3,748 4,475 128	10,498 1,208 4,355 4,806 129	11,621 1,344 5,052 5,092 133
Employees, at the end of the period	1,082	1,333	1,176	1,076	1,007

Results of Operations:

Song Networks' revenues in the first quarter of 2002 were up 41% compared to the same period in 2001. Revenues for the first quarter of 2002 were SEK 590 million (USD 57 million), down 5% from the previous quarter. Total revenues on a continuing basis increased by 4% during the first quarter of 2002 as compared to the fourth quarter of 2001. Revenues measured on a continuing basis exclude SEK 53 million (USD 5 million) in wholesale revenues contributed by a Swedish reseller partially phased out by Song Networks during the fourth quarter of 2001. As adjusted for the phase-out, revenues during the fourth quarter of 2001 were SEK 568 million (USD 55 million) and, as a result of the phase-out, which was effective mid-December, the wholesale revenues from this reseller do not appear in the results for the first quarter of 2002. The phase-out of the reseller was part of the Company's strategy to focus on its core, high margin activities and to gradually eliminate its low-margin business.

The Company showed a 10% increase in direct revenues that represented 53% of total revenues in the first quarter of 2002, compared with 46% in the fourth quarter of 2001. Wholesale revenues (including carriers and resellers) accounted for 21% of total revenues in the first quarter of 2002, whereas indirect and other revenue made up the remaining 26%.

Data and internet revenues increased from 35% of total revenues in the fourth quarter 2001, to 38% in the first quarter of 2002, totalling SEK 220 million (USD 21 million) in the fourth quarter 2001, versus SEK 227 (USD 22 million) in the first quarter of 2002.

Revenues from Sweden accounted for 34% of the Company's total revenues in the first quarter of 2002, with revenues from Finland representing 30%, Norway 20% and Denmark the remaining 16%.

Gross margin for the first quarter 2002 improved to 40.1% from 36.1% in the fourth quarter of 2001. This improvement of 400 basis points during the quarter was primarily due to an improved revenue mix with direct and data revenues representing an increasing proportion of total revenues, as well as improved overall network efficiencies.

Adjusted sales, general and administrative (SG&A) costs improved to SEK 284 million (USD 27 million) in the first quarter of 2002, compared to SEK 350 million (USD 34 million) in the fourth quarter 2001. This is a result of the restructuring program that was launched during last year. Adjusted SG&A was well below the expected level of SEK 310 million (USD 30 million). As a percentage of revenues, adjusted SG&A was 48% compared to 56% during the previous quarter.

Officially recorded SG&A was SEK 283 million (USD 27 million) or 48% of total revenues for the first quarter 2002, as compared to SEK 259 million (USD 25 million) or 62% of total revenues for the first quarter of 2001.

Adjusted EBITDA margin improved to -8% in the first quarter of 2002 from -20% in the fourth quarter of 2001 reflecting an improvement in adjusted EBITDA from SEK -126 million (USD 12 million) to SEK -47 million (USD 4.5 million).

Officially recorded EBITDA was positive SEK 72 million (USD 7 million), or 12% of total revenues for the first quarter of 2002, as compared to SEK -77 million (USD -7.4 million) or -18.5% for the first quarter 2001. The substantial improvement in EBITDA during the first quarter of 2002 was due to an unrealized foreign exchange gain of SEK 133 million (USD 12.8 million) primarily on the Company's outstanding long-term loans denominated in USD and EUR, recorded in Other income/ expense. The corresponding foreign exchange gain in fourth quarter 2001 was SEK 97 million (USD 9.4 million).

Net interest expense for the first quarter of 2002 was SEK 157 million (USD 15 million) compared to SEK 149 million (USD 14 million) in the fourth quarter of 2001.

The Company's net loss in the first quarter of 2002 was SEK 337 million (USD 33 million) compared to SEK 486 million (USD 47 million) in the fourth quarter of 2001.

Capital expenditures during the first quarter of 2002 totalled SEK 132 million (USD 13 million) versus SEK 596 million (USD 58 million) in the fourth quarter 2001. This is in line with the full year expectation of approximately SEK 500 million (USD 48 million). The expenditures during the first quarter 2002 were primarily due to customer driven investments and the DataCenter in Norway, planned for completion the second quarter 2002. Historical cost for PP&E (Property, Plant and Equipment) amounted to SEK 6,580 million (USD 635 million), and the carrying value of totalled SEK 5,483 million (USD 529 million).

As of March 31, 2002, the Company had approximately SEK 917 million (USD 88.5 million) in cash and cash equivalents (including investments in bonds, other securities and restricted cash), as compared to SEK 1,447 million (USD 139.6 million) as of December 31, 2001. In addition, Song Networks continues to have access to an untapped credit facility of SEK 300 million (USD 29 million). Restricted cash includes SEK 165 million (USD 16 million) held in escrow for interest payable on our bonds on May 15, 2002 and SEK 82 million (USD 7.9 million) held in escrow for operational purposes. Cash spent during the first quarter of 2002, includes SEK 56 million (USD 5.4 million) plus accrued interest of SEK 11 million (USD 1.1 million) used to repurchase outstanding bonds. SEK 182 million (USD 17.6 million) of our cash and cash equivalents is held at Song Networks Holding AB as per March 31, 2002.

Song Networks ended the first quarter of 2002 with 1,007 employees, down from 1,076 at the end of the fourth quarter of 2001.

Business development:

Song Networks continued to make strong progress in its core activities - direct revenues and data - during the first quarter of 2002. As of March 31, 2002, the Company had 21,186 corporate customers, of which 6,338 customers were directly connected to the Company's networks through a total of 11,621 sites. This represents an increase of 733 directly connected customers and 1,123 sites over the fourth quarter of 2001. The number of fiber sites increased by 136 during the first quarter 2002, to a total of 1,344. As of March 31, 2002, 5,052 sites were connected through DSL, which includes an increase of 697 in the first quarter of 2002 and 5,092 sites were connected through leased lines.

During the first quarter of 2002, the Company continued to successfully connect customers to its IP/VPN service. At the end of the first quarter 2002 the service had been rolled out to approximately 2,300 active sites versus approximately 1,600 sites in the fourth quarter of 2001.

On March 8, 2002, Nilfisk-Advance A/S, a leading company in the industrial vacuum cleaning industry, signed a three-year agreement with the Company's Danish subsidiary, Song Networks A/S, for an IP/VPN solution, with an estimated value of SEK 8.4 million (USD 0.8 million). The deal provides Nilfisk-Advance an IP/VPN solution for its Nordic operations that runs on Song Networks' transmission network using the MPLS (Multi Protocol Label Switching), thus allowing for optimal usage of network capacity and maximum network safety.

On March 14, 2002, Song Networks signed a contract with a major Swedish internet provider to supply the full range of telephony services, with an estimated value of SEK 7 million (USD 0.7 million). The two-year contract provides for the provision of direct connection, Free Phone, Unified Messaging and mobile telephony. The Company believes that for the customer, which has previously had a divided infrastructure, having a total supplier for all communication means major savings.

On March 18, 2002, DHL International AS in Norway, signed a three-year contract for fixed and mobile telephony services with an estimated value of SEK 5.5 million (USD 0.5 million). Because Song Networks owns fiber optic cables in all locations where DHL operates, all of DHL's 300 employees at the head office in Oslo and the offices in Kristiansand, Stavanger, Bergen, Ålesund and Trondheim will be directly connected to Song Networks' fiber network.

On March 20, 2002, Song Networks signed a three-year contract to connect 178 locations by an IP/VPN data network for Jysk, a leading retail chain in the Nordic countries. Jysk, formerly known as Jysk Sengetøjslager, has more than 80 locations in Denmark, including retail stores, warehouses and offices, and 98 locations in Sweden, of which 95 are retail stores and warehouses. All of these 178 locations are in the process of being connected by a data communications network provided by Song Networks A/S. The IP/VPN solution runs on Song Networks' transmission network using the MPLS and allows Jysk's employees to work remotely without jeopardizing network safety.

On January 15, 2002, Song Networks announced that the Finnish Defence Forces had signed an IRU agreement with Song Networks' Finnish subsidiary whereby the Finnish Defence Forces will lease fiber transmission capacity from Song Networks over 15 years. The value of the agreement is estimated to be approximately SEK 11 million (USD 1.1 million), which will be taken to income over the lease period.

On January 8, 2002, Song Networks announced that it had purchased the international fiber network, the Euroring, from the bankruptcy estate of Enitel in Norway. Song Networks is now able to link its Nordic fiber network with the United Kingdom, the Netherlands and Germany. The network has a current capacity of 20 Gbps that can be increased to 160 Gbps using existing equipment. The agreement covers twin fiber purchased as an IRU contract over 15 years.

On March 7, 2002, the Company announced that Tomas Franzén had been appointed as the new CEO of Song Networks Holding AB and would take up his new position on April 1, 2002. Prior to Mr. Franzén's appointment, he worked with AU-System AB, where he had been serving as CEO since 1999.

Financing:

Despite positive developments in the competitive landscape in the Nordic region and stability of end-user prices, the Company's revenue growth has slowed. The combined effect of business cycle uncertainty, as well as financial uncertainty relating to Song Networks funding status, lead the Board to conclude that our current capital structure is not sustainable. Song Networks has engaged financial advisors to execute the Company's plans to reduce the Company's outstanding debt. Song Networks is actively considering several debt-restructuring options, including bond buy-back models or debt-for-equity swaps. In all circumstances the Company is focusing on restructuring the Group as a going concern. Without engaging in any restructuring, the Company believes it will exhaust its existing cash resources by the end of 2002 or the beginning of 2003.

As of March 31, 2002, the Company had approximately SEK 917 million (USD 88.5 million) in cash and cash equivalents (including investments in bonds, other securities and restricted cash), as compared to SEK 1,447 million (USD 139.6 million) as of December 31, 2001. In addition, Song Networks continues to have access to an untapped credit facility of SEK 300 million (USD 29 million). Restricted cash includes SEK 165 million (USD 16 million) held in escrow for interest payable on some of our bonds on May 15, 2002 and SEK 82 million (USD 7.9 million) held in escrow for operational purposes.

The Company has during the first quarter of 2002 repurchased 8.2% of its outstanding bonds for SEK 72 million (USD 7 million) plus accrued interest of SEK 15 million (USD 14 million), whereof SEK 56 million (USD 5.4 million) was paid during the first quarter of 2002 and SEK 16 million (USD 1.5 million) will be paid during the second quarter. The cash effect for the first quarter of 2002 was thus SEK -56 million (USD -5.4 million) plus accrued interest of SEK -11 million (USD -1.1 million). SEK 182 million (USD 17.6 million) of our cash and cash equivalents is held at Song Networks Holding AB as per March 31, 2002.

Subsequent events:

The Company has during the second quarter 2002, as of May 14, repurchased an additional 7.2% of its outstanding bonds for SEK 56 million (USD 5.4 million). The Company has during the first and second quarter of 2002 repurchased a total of 15.4% of its outstanding bonds, representing a face value of SEK 855 million (USD 82.5 million) for a total of SEK 128 million (USD 12.3 million). A portion of the purchase made during the second quarter of 2002 was backed by a cash guarantee from one of the Company's major shareholders.

On April 3, 2002, Song Networks announced that the Company had signed an agreement with Bilia Personbilar Region Väst AB to supply directly connected telephony services. The order has an estimated initial value of SEK 5 million (USD 0.5 million) and a term of two years. Song Networks will supply telephony services to all 10 of Bilia's offices in Western Sweden. The Company believes that for Bilia, which used to have a divided infrastructure, getting a total solution for all its communication as well as better capacity, means major savings.

On May 7, 2002, Song Networks announced that the consultancy company, Asplan Viak, had chosen Song Networks as supplier of a uniform communications network for its 15 branch offices in Norway. Song Networks will supply Asplan Viak with an IP/VPN solution. The agreement has a term of 2 years and has an estimated value of SEK 3.9 million (USD 0.4 million).

On April 9, 2002, the Company announced that the Customer care of Song Networks Oy in Finland was chosen Help Desk of the Year 2002. Help Desk Institute Nordic Oy, who awards the prize annually, awarded the prize based on the Finnish subsidiary's "clear strategy, customer-driven targets and their internal implementation; process excellence; management by values and excellent customer results".

The Annual General Meeting of Song Networks Holding AB was held on April 17, 2002.

Forward-looking statements:

The Company expects full year 2002 revenues to be in the range of SEK 2.5-2.6 billion (USD 240-250 million) and the Company continues to estimate that SG&A for the second quarter of 2002 will total approximately SEK 300 million (USD 29 million). The Company is fully committed to keep the overall cost base under tight control and will continue to scrutinize every possibility to further reduce the Company's cost position going forward.

The network build-out was completed in all material respects during 2001 and capital expenditures are now expected to total approximately SEK 500 million (USD 48 million) annually.

The Company expects to be adjusted EBITDA break-even on a consolidated basis for the third quarter.

Notwithstanding this, Song Networks' ability to generate positive EBITDA and cash flows is subject to numerous risks and uncertainties, some of which are beyond the Company's control.

Company disclosure:

An English translation of the Company's 2001 Annual Report is available at Song Networks' office at Svärdvägen 19, Box 501, 182 15 Danderyd, Sweden. The Annual Report and quarterly results are also available on the Company's website: www.songnetworks.net.

Song Networks Holding AB's second quarter 2002 financial and operating results for the period ending June 30, will be released on August 13, 2002.

Song Networks will hold a telephone conference call at 3.30 pm CET, May 14, 2002 to present first quarter 2002 result and answer questions. Tomas Franzén (CEO) and Liia Nõu (CFO) will host the conference. Dial in number: UK +44 (0) 20 8781 0571, US +1 800 482 2225 (toll free).

Quote: Song Networks

Instant replay will be available from May 14, 2002, directly after the conference call is finished, until May 19, 2002, 4 pm CET. To listen, please dial UK +44 (0) 20 8288 4459, access code: 646972, US +1 800 625 5288 (toll free) access code: 147 56 80.

You will also find the conference call on the Company's website www.songnetworks.net where live casting and a power point presentation will be available during the oral presentation.

Stockholm May 14, 2002

On behalf of the Board of Directors of Song Networks Holding AB

Tomas Franzén

Song Networks Holding AB in summary:

Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides comprehensive solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan-Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network, are one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm, and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

For further discussion of these and additional risks associated with the business operations of the Song Networks Group, please refer to the registration statement on form F-1 filed by Song Networks Holding AB, together with the exhibits thereto, reports and other information filed at the Public Reference Section of the U. S. Securities and Exchange Commission at 450 Fifth Street, N.W., Washington D.C. 20549; 233 Broadway, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661.

Consolidated income statement
Three months ended 31 March
	2001 SEK '000	2002 SEK '000	2002 USD '000
Operating revenue	417 266	590 188	56 951
Cost of Services Sold	-268 570	-353 597	-34 121
Gross Profit	148 696	236 591	22 830
Gross margin	35.64%	40.09%	40.09%
Operating expenses
Selling	-78 668	-76 621	-7 394
General and administrative	-180 349	-206 626	-19 939
Depreciation and amortization	-111 079	-251 630	-24 281
Total operating expenses	-370 096	-534 877	-51 614
Other income/ expenses, net	30 616	119 052	11 488
Operating Loss	-190 784	-179 234	-17 296
Financial net	-95 863	-157 384	-15 187
Loss before income taxes	-286 647	-336 618	-32 483
Income tax benefit/ expenses	-1 263	-372	-36
Net Loss	-287 910	-336 990	-32 519
Net loss per share	-1.83	-2.03	-0.20
Weighted average number of shares outstanding	157 482 561	165 885 177	165 885 177
EBITDA, incl. Other income/ expenses, net	-77 308	72 396	6 985
Capital expenditures, net	686 384	132 314	12 768
Acquisitions of Businesses	60 759	-16 000	-1 544

Consolidated balance sheet
31 Dec 31 March 31 March
	2001 SEK '000	2002 SEK '000	2002 USD '000
ASSETS
Current assets
Cash	416 424	499 893	48 238
Restricted current assets	247 145	246 086	23 747
Other current assets	2 165 288	1 372 520	132 444
Total current assets	2 828 857	2 118 499	204 429
Investments	77 718	76 578	7 390
Property and equipment, net	5 624 736	5 483 415	529 134
Goodwill, net	1 393 783	1 320 673	127 441
TOTAL ASSETS	9 925 094	8 999 165	868 394

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	1 959 859	1 683 324	162 436
Long-term debt, net	5 399 313	5 272 203	508 753
Other provisions	258 757	144 837	13 976
Shareholders' equity (deficit)
Share capital	8 294	8 294	800
Additional paid-in capital	5 129 136	5 129 152	494 949
Other comprehensive income (loss)	289 810	218 419	21 077
Accumulated deficit	-3 120 075	-3 457 064	-333 597
Total Shareholders' equity (deficit)	2 307 165	1 898 801	183 229
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9 925 094	8 999 165	868 394

Consolidated Cash Flow Statements
Three months ended 31 March
	2001 SEK '000	2002 SEK '000	2002 USD '000
Cash Flow from operating activities:
Net loss	-287 910	-336 990	-32 519
Adjustments for:
Unrealized foreign exchange gains/ losses	4 949	-130 980	-12 639
Depreciation and amortization	111 079	251 630	24 282
Other non-cash items	-37 534	26 648	2 572
Changes in non-cash working capital	182 528	21 209	2 047
Net cash used in operating activities	-26 888	-168 483	-16 257
Cash Flow from investing activities:
Additions to networks and equipment, net	-984 484	-245 572	-23 697
Acquisitions of subsidiaries and associated entities, including additional acquisition consideration	-91 227	-45 000	-4 342
Change in restricted and other assets, net	-705 555	596 167	57 528
Net cash used in investing activities	-1 781 266	305 595	29 489
Cash flow from financing activities:
Share capital, net of issue costs	1 887	-29	-3
Increase/ decrease in long-term borrowings, net	1 508 967	-1 201	-116
Investments in own bonds	-	-55 675	-5 372
Other financial activities	121 887	-28	-3
Net cash used in financing activities	1 632 741	-56 933	-5 494
Effect of exchange rate changes on cash	483	3 290	316
Net increase (decrease) of cash	-174 930	83 469	8 054
Cash, beginning of period	1 083 337	416 424	40 184
CASH, END OF PERIOD	908 407	499 893	48 238

Total Cash including Investments and Other Securities
	31 Dec 2001 (SEK '000)	31 March 2002 (SEK '000)	31 March 2002 (USD '000)
Cash	416 424	499 893	48 238
Investments, current (included in Other current assets)	783 241	171 129	16 513

Restricted cash, current	247 145	246 086	23 747

Total	1 446 810	917 108	88 498

Untapped secured bank facility	300 000	300 000	28 949
Total	1 746 810	1 217 108	117 447

Corporate information

Principal Executive Office:

Song Networks Holding AB

Box 501

SE-182 15 Danderyd

Sweden

Visiting adress:

Svärdvägen 19

Tel: +46 8 5631 00 00

Fax: +46 8 5631 01 01

Web site: www.songnetworks.net

Enquiries:

Tomas Franzén, CEO

Tel: +46 8 5631 01 11

E-mail: tomas.franzen@songnetworks.net

Liia Nõu, CFO

Tel: +46 8 5631 02 33

E-mail: liia.nou@songnetworks.net

Jenny Moquist, IR manager

Tel: +46 8 5631 02 19

E-mail: jenny.Moquist@songnetworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

By: Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer

Date: May 14, 2002

By: Lars Windfeldt

 Name: Lars Windfeldt

Title: Chairman of the Board of Directors